SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

Date of Announcement: 25 May 2017

BT Group plc

(Translation of registrant's name into English)

BT Group plc

 81 Newgate Street

 London

EC1A 7AJ

 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

May 25, 2017

Press Release

BT Group plc

Annual Report & Form 20-F 2017

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, BT announces to holders of its American Depositary Shares that the above document has been filed today with the US Securities and Exchange Commission and is available on its website at www.bt.com/annualreport

Hard copies of the Annual Report & Form 20-F 2017 will be available free of charge, upon request from:

JPMorgan Chase & Co
PO Box 64504
St Paul, MN 55164-0854
United States of America

Email:
jpmorgan.adr@wellsfargo.com

Tel:
+1 800 990 1135 (General)
+1 651 453 2128 (From outside the US)
+1 800 428 4237 (Global Invest Direct)

Website:
www.adr.com

Any questions regarding this release should be directed to:

Investor relations:
CarlMurdock-Smith                                                                    Tel: 020 7356 4909

Press office:
Dan Thomas                                                                               Tel: 020 7356 5369

ENDS
Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

(Registrant)

 By: /s/ Dan Fitz, Company Secretary

--------------------

Dan Fitz, Company Secretary.

Date 25 May 2017